

October 4, 2012

<u>Via E-mail</u>
William F. Ritzmann
President and Chief Executive Officer
United Community Bancorp
92 Walnut Street
Lawrenceburg, Indiana 47025

      Re: **United Community Bancorp**
              Amendment No. 3 to Registration Statement on Form S-1
              Filed September 7, 2012
              File No. 333-172827

Dear Mr. Ritzmann:

      We have reviewed your amended registration statement and the related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 3 to Form S-1</u>

<u>Syndicated Offering, page 138</u>

1.   In your letter of September 7, 2012, and in subsequent conversations, you indicated that Sandler O'Neill had submitted a request for no-action relief with the Division of Trading & Markets and that your intention is to operate the syndicated offering in compliance with the no-action request if it is granted prior to a request for acceleration. Alternatively, it is our understanding that you may consider other offering procedures, including a firm commitment, in the event that relief has not been granted as of the date of your acceleration request. Please revise this section to clearly describe your plan of distribution with regard to the syndicated community offering in your next amendment.

Exhibits

2. Please file the cash profit-sharing plan and the cash bonus program as exhibits or provide us with an analysis supporting your determination that they are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

3. Please note that you will need to file signed and dated legality and tax opinions, rather than forms of these opinions, prior to effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
       Edward G. Olifer, Esq.
       Kilpatrick Townsend & Stockton LLP